FileNo.333-123096

Rule 424B3

NEWPORT INTERNATIONAL GROUP, INC.

Supplement Dated July 26, 2005

To Final Prospectus Dated May 19, 2005

The table included under Selling Security Holders is hereby supplemented to reflect that Al Siegel is the beneficial owner of 134,997 shares of common stock issuable upon conversion of $25,312 principal amount 8% promissory note. These shares were previously attributed to Marc Siegel as a result of a mistake. Marc Siegel is the beneficial owner of 40,156 shares of common stock. This correction does not reflect any change in the total amount of shares of common stock to be sold by the Selling Security Holders.